Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

December 9, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Christina DiAngelo Fettig

	Re:	Nationwide Mutual Funds
File No. 333-282943

Dear Ms. Fettig:

On behalf of Nationwide Mutual Funds (the “Registrant”), please find below the Registrant’s responses to the comments conveyed by you on November 25, 2024, with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving Nationwide Bond Fund (the “Target Fund”), a series of the Registrant, and Nationwide Loomis Core Bond Fund (the “Acquiring Fund”), another series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended.

Below we have provided your comments and the Registrant’s response to each comment.  The revisions indicated below will be included in an amended filing relating to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS/INFORMATION STATEMENT

1.
Comment:  The second paragraph on the first page of the Prospectus/Information Statement states: “Pursuant to the Plan, holders of Class A, Class R6 and Institutional Service Class shares of the Target Fund will receive, in exchange for their shares, the equivalent aggregate net asset value of Class A, Class R6 and Eagle Class shares, respectively, of the Acquiring Fund.”  Please add disclosure clarifying the basis for holders of Institutional Service Class shares of the Target Fund to receive, in exchange for their shares, Eagle Class shares of the Acquiring Fund.  Please also clarify that Eagle Class shares of the Acquiring Fund are a new share class.

Response: Registrant has revised (additions underlined) the disclosure referenced by the Staff to state:

Pursuant to the Plan, holders of Class A, Class R6 and Institutional Service Class shares of the Target Fund will receive, in exchange for their shares, the equivalent aggregate net asset value of Class A, Class R6 and Eagle Class shares, respectively, of the Acquiring Fund.  Eagle Class is a new share class, and such shares were registered by the Acquiring Fund in connection with the Transaction so that holders of Institutional Service Class shares of the Target Fund would receive a share class of the Acquiring Fund with a more closely aligned fee structure. If Institutional Service Class shareholders of the Target Fund instead received Institutional Service Class shares of the Acquiring Fund, the shareholders would experience a fee increase.

2.
Comment:  Please confirm in correspondence that the fees presented in the tables under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” represent current fees in accordance with Item 3 of Form N-14.

Response: Registrant confirms that the referenced fees represent current fees in accordance with Item 3 of Form N-14.

3.
Comment:  The Target Fund’s expense limitation agreement (as referenced in footnote 1 to the tables under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?”) provides for recapture of waived fees under certain circumstances.  Please confirm in correspondence that any expenses subject to recapture in the Target Fund will not be carried over to the Acquiring Fund following the Transaction.

Response: Registrant confirms that any expenses subject to recapture in the Target Fund will not be carried over to the Acquiring Fund following the Transaction.

U.S. Securities and Exchange Commission

4.
Comment:  The first paragraph under “Examples” under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” provides that “The Examples assume a 5% return each year and no change in expenses.”  Please disclose the periods for which fee waivers have been factored into the Example calculations.

Response: Registrant has revised (additions underlined) the sentence referenced by the Staff as follows:

The Examples assume a 5% return each year and no change in expenses, and any expense limitations as indicated above under “Fee tables for the Funds” for the one-year period.

5.	Comment: In the table pertaining to Institutional Service Class shares under “Examples,” please add Eagle Class shares to the table heading.

Response: Registrant has added Eagle Class shares to the table heading consistent with the Staff’s request.

6.
Comment:  The first paragraph under the heading “What are other key features of the Funds?” states that: “The investment advisory fees for the Funds are identical[.]”  Please add clarifying disclosure that the fees could be different at different asset levels.

Response: Registrant has revised the disclosure referenced by the Staff to state:

The investment advisory fee schedules for the Funds are identical, although the actual advisory fees paid by each Fund could be different depending on the amount of each Fund’s assets under management.

7.
Comment:  The first paragraph under “Factors Considered by the Board” states that “… the Transaction was expected to result in lower gross and net expenses for shareholders of each class of shares of the Target Fund …”  Please clarify how expenses will be lower in the Acquiring Fund following the Transaction (i.e., due to the Acquiring Fund’s lower expense limitation amount).

Response:  The expenses of the Acquiring Fund following the Transaction are expected to be lower than those of the Target Fund for two reasons.  First, the Acquiring Fund’s expense limitation amount of 0.35% is lower than the Target Fund’s expense limitation amount of 0.44%, each as disclosed in the footnotes to the tables under “Fee Tables for the Funds.”  Second, the Acquiring Fund’s asset base, which is currently larger than that of the Target Fund, is expected to increase following its acquisition of all of the assets of the Target Fund in the Transaction.  As such, the effective advisory fee rate of the Acquiring Fund will decrease following the Transaction, as a higher percentage of the Acquiring Fund’s assets will be charged at a lower advisory fee rate, consistent with the fee schedules listed in the table under the heading “What are other key features of the Funds”.

U.S. Securities and Exchange Commission

8.
Comment:  Relating to the disclosure under the heading “Who will pay the expenses of the Transaction?,” please confirm in correspondence that there will not be any repositioning in connection with the Transaction.

Response:  Registrant confirms that any repositioning in connection with the Transaction will be immaterial.  As a Fund investing primarily in debt securities, there are not expected to be any related brokerage costs, though there may be indirect immaterial costs (for instance, due to differences in the bid-ask spreads of securities to be sold).  Any such expenses are expected to be immaterial (less than 1 basis point).

9.
Comment:  Please confirm there have been no material changes to the capitalizations of the Funds since April 30, 2024, which is the date of information presented in the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?”  If there have been material changes, please revise the information as of a date within 30 days.

Response: Registrant will restate the capitalization table as of October 31, 2024.

10.
Comment: In the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?,” please include pro forma amounts for the Acquiring Fund following the Transaction.

Response: Registrant has added the word “Pro Forma” to the beginning of the “Acquiring Fund after Transaction” column heading and confirms that the listed capitalizations in that column are the pro forma capitalizations.

11.
Comment:  In the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?,” please add disclosure clarifying that Institutional Service Class shares of the Target Fund will become Eagle Class shares of the Acquiring Fund following the Transaction.

Response: Registrant has added a footnote to the table referenced by the Staff corresponding to the each of the Institutional Service Class and Eagle Class rows as follows:

Reflects that Eagle Class shares of the Acquiring Fund will be issued to holders of Institutional Service Class shares of the Target Fund.

STATEMENT OF ADDITIONAL INFORMATION

12.	Comment: If there will be any portfolio repositioning, please add disclosure consistent with IM-DCFO 2023-02 (November 29, 2023).

Response: Registrant has revised the third paragraph under the heading “Supplemental Financial Information” to state:

Though there may be immaterial repositioning in the Target Fund, such sales are not due to the investment restrictions of the Acquiring Fund.  As a result, a schedule of investments of the Acquiring Fund modified to show the effects of the change is not required and is not included.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Michael E. Schapiro, Esquire